Free Writing Prospectus
(Supplementing Preliminary Prospectus filed September 13, 2010)
Filed pursuant to Rule 433
Registration Statement No. 333-169347
ELSTER GROUP SE
     Our preliminary prospectus filed with the Securities and Exchange Commission on September 13, 2010 incorrectly states, on pages 86 and 163, the effect that an assumed initial offering price of $17 per ADS would have on the amount of compensation expense or income we will recognize in our general and administrative expenses in the third quarter of 2010 in connection with our Management Equity Program, or MEP.
     The paragraph appearing below the Management Equity Program table on page 86 of our preliminary prospectus should read as follows:
     “These periodic revaluations and the related recognition of compensation expense or income in respect of the MEP will continue through the date of this offering. After this offering, we will no longer be required to recognize any charges or income in respect of the MEP. Accordingly, there will be one more measurement date on the date of this offering. On that date, we will recognize MEP-related compensation expense or income in general and administrative expenses. Because a market price for our shares will be established at the time of our IPO, the public offering price for the IPO will be used to determine the valuation of our company for purposes of the final recognition of accumulated compensation expense in respect of the MEP. As a result, the higher the price per ADS in our IPO, the higher the expense we will recognize in our third quarter results of 2010. Based upon an assumed initial offering price of $17 per ADS, the midpoint of the initial offering price range set forth on the front cover page of this prospectus, we expect this expense to be approximately $15.1 million. For every $1 increase or decrease in the price per ADS, we will recognize a respective increase or decrease of $6.0 million in general and administrative expenses in the nine month period ending September 30, 2010. Accordingly, the costs related to the MEP awards incurred on the final measurement date may be significant. These costs could cause us to incur a significant net loss in the third quarter of 2010, with a corresponding net loss per ADS for the nine months ending September 30, 2010.”
     The last paragraph appearing on page 162 and continuing onto page 163 should read as follows:
     “The MEP is, for purposes of the preparation of our financial statements in accordance with U.S. GAAP, accounted for as a cash-settled stock-based compensation plan, even though we do not in fact make any cash or share-based payments under the program. We recognize non-cash compensation expense relating to the MEP in general and administrative expenses and a corresponding amount in additional paid-in capital of the company because there is no cash outflow for our company in respect of these charges. Compensation expense is based on the formula price underlying the terms of the MEP and recognized pro rata over a two-year vesting period. After the vesting period, changes in the formula value are remeasured at the end of each period and fully recognized as compensation expense for that period. The MEP, including the leaver provisions described above, will terminate on the date of our initial public offering, or IPO, which means that there will not be any subsequent measurement dates for compensation expense for those participants who have not yet become eligible to receive the economic benefits relating to their proportion of the shares in our company that the Management KG continues to hold after the closing date of our IPO. At the date of the offering, we expect to recognize additional compensation expense in general and administrative expenses to reflect the value of the MEP awards. While the valuation prior to the IPO was based on the formula set forth in the MEP, because a market price for our shares will be established at the time of our IPO, the public offering price for the IPO will be used to determine the valuation of our company for purposes of the final recognition of accumulated compensation expense in respect of the MEP. As a result, the higher the price per ADS in our IPO, the higher the expense we will recognize in our third quarter results of 2010. Based upon an assumed initial offering price of $17 per ADS, the midpoint of the initial offering price range set forth on the front cover page of this prospectus, we expect this expense to be approximately $15.1 million. For every $1 increase or decrease in the price per ADS, we will recognize a respective increase or decrease of $6.0 million in general and administrative expenses in the nine month period ending September 30, 2010.”
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request any of these documents by calling Deutsche Bank Securities at (800) 503-4611, Goldman, Sachs & Co. at (866) 471-2526 or J.P. Morgan at (866) 803-9204.

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